

October 27, 2020

Mr. Howard Messing
Chief Executive Officer
Medical Information Technology, Inc.
MEDITECH Circle
Westwood, MA 02090

> **Re:** **Medical Information Technology, Inc.**
> **Schedule 13E-3/A**
> **File No. 005-77898**
> **Amendment No. 1 to Schedule 14A**
> **File No. 000-28092**
> **Filed on October 26, 2020 by Medical Information Technology, Inc.**

Dear Mr. Messing,

We have reviewed the above-captioned filings, and have the following comments. Some of our comments may ask for additional information so we may better understand the disclosure.

Please respond to this letter by amending the filings and/or by providing the requested information. After reviewing any amendments to the filings and any information provided in response to these comments, we may have additional comments.

If you do not believe our comments apply to your facts and circumstances, and/or do not believe an amendment is appropriate, please tell us why in a written response.

Schedule 13E-3/A

General

1. The legend required by Rule 13e-3(e)(1)(iii) must appear on the outside front cover page of the disclosure document that must be distributed to unaffiliated security holders pursuant to Rule 13e-3(f). The meeting Notice has been voluntarily included, and is not required by Rule 13e-3(e) or considered part of the proxy statement as defined in Rule 14a-1(g). Please revise to ensure that the placement of the required legend has been made upon the outside front cover page of the federally-mandated disclosure document ultimately so disseminated.

Item 3. Identity and Background of Filing Person

2. We note the response to prior comment number 4 regarding Mr. Pappalardo and the MEDITECH Profit Sharing Trust under his control. The term "engage" as used in Rule 13e-3(b) is undefined. Given that Mr. Pappalardo will beneficially own 47.2% of the outstanding

shares on a post-reverse stock split basis, and no independent or special committee was formed to approve the transaction, please supplement the response to state, if true, that: (1) the shares ultimately voted by Mr. Pappalardo, alone and without more, will not be outcome-determinative for purposes of the required shareholder approval; and (2) in voting to approve the transaction in his capacity as a member of the Board, he only fulfilled his responsibility as a director and otherwise was powerless to direct the voting by the other directors.

Item 8. Fairness of the Transaction

3. The disclosure provided in response to prior comment number 9 did not address the issuer's position as to the fairness of the transaction.   Please revise to expressly state, if true, that the Board produced the fairness determination on behalf of Medical Information Technology, Inc. Regardless of any delegation of authority to the Board, Item 8 of Schedule 13E-3 and corresponding Item 1014(a) of Regulation M-A, by their terms, apply only to the subject company of the Rule 13e-3 transaction (and any affiliates engaged) as distinguished from the Board. The term "subject company" is defined in Item 1000(f) of Regulation M-A.

4. The term "unaffiliated security holder" is defined in Rule 13e-3(a)(4). The fairness determination produced by the issuer should be separately directed at unaffiliated security holders who will receive cash consideration as well as those who will hold a continuing interest. Please revise. See Question 19 in Exchange Act Release 17719 (April 13, 1981).

Schedule 14A

5. A marked edition of the proxy statement was required to have been filed pursuant to Rule 14a-6(h). In order to ensure compliance with this requirement, please confirm that an edition of the proxy statement ultimately will be filed to show the cumulative changes made since the initial submission was made on October 1, 2020.

Form of Proxy

6. Under Rule 14a-4(e), the proxy statement or form of proxy must affirmatively state, subject to reasonable specified conditions, that with respect to any matter to be acted upon, the shares will be voted in accordance with the specifications so made. Please revise.

        We remind you that Medical Information Technology, Inc. is responsible for the accuracy and adequacy of its disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact me at (202) 551-3266 with any questions.

Sincerely,

/s/ Nicholas P. Panos

Nicholas P. Panos
Senior Special Counsel
Office of Mergers & Acquisitions

cc: Thomas J. LaFond, Esq.